INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the incorporation by reference in the Registration Statements of Greenlane Holdings, Inc. on Form S-3 (File No. 333-257654) and Forms S-8 (File Nos. 333-267202, 333-259211, and 333-231419) of our report dated March 31, 2023, except for the effects of the restatement discussed below, as to which the date is January 5th, 2024, with respect to our audits of the consolidated financial statements of Greenlane Holdings, Inc. as of December 31, 2022 and 2021, and for the years ended December 31, 2022 and 2021 , which report is included in this Annual Report on Form 10-K of Greenlane Holdings, Inc. for the year ended December 31, 2022.

Our report on the consolidated financial statements refers to (a) a restatement of the previously issued consolidated financial statements and (b) a change in the method of accounting for outbound shipping and handling costs in 2022.

/s/ Marcum LLP

Marcum LLP
Costa Mesa, CA
January 5th, 2024